Moxian, Inc. 9/F, Tower A, United Plaza, No.5022 Binhe Avenue, Futian District, Shenzhen, Guangdon Province, China 518033. Telephone: +86 (0)755-66803251

June 17, 2016

Matthew Crispino, Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Moxian, Inc.

Registration Statement on Form S-1

Filed March 16, 2016

File No. 333-210250

Amendment No. 1 to Form 10-K

For the Fiscal Year Ended September 30, 2015

Filed February 18, 2016

File No. 000-55017

Dear Mr. Crispino:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated April 16, 2016 (the “Comment Letter”), to James Mengdong Tan, Chief Executive Officer of Moxian, Inc. (the “Company”) regarding the Registration Statement on Form S-1 (the “Registration Statement”), filed by the Company on March 16, 2016 and Amendment No. 1 to Form 10-K filed by the Company on February 18, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No.1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

General

1.	Please identify your underwriter and revise your disclosure on page 54 and elsewhere as appropriate to describe the material terms of your underwriting agreement. Be advised that we will defer further review of any amendment to your registration statement that does not include the name of the underwriter. We may have further comment.

RESPONSE: We have identified in the Amended Registration Statement that our underwriters are Axiom Capital Management Inc. and Cuttone & Co., Inc.

Moxian, Inc. 9/F, Tower A, United Plaza, No.5022 Binhe Avenue, Futian District, Shenzhen, Guangdon Province, China 518033. Telephone: +86 (0)755-66803251

Mr. Matthew Crispino, Attorney Advisor

June 17, 2016

Use of Proceeds, page 16

2.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales force, expand into new domestic and international markets and further develop your platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. Alternatively, please consider presenting a plan of operation for the next 12 months in your Management’s Discussion and Analysis section.

RESPONSE: We have disclosed on page 16 in the section entitled “Use of Proceeds,” the amount of proceeds of the offering to be allocated over the next three years to expand our business in China and throughout Asia including setting up regional and sales office in first and second tier cities in China, as well as infrastructure investment for the build-out and expansion of offices in these cities.

Executive Compensation, page 46

3.	Your summary compensation table on page 46 appears to be missing one or more columns. Please revise to explain the differences between the “Salary” and “Total” columns. Further, please confirm you will make these changes, as appropriate, in future periodic filings.

RESPONSE: Previously the salary column inadvertently disclosed the monthly base salary paid to the named executive officer, instead of the annual base salary. We have revised the table to reflect the annual base salary under the “Salary” column and the “Total” column now reflects the total compensation paid to the named executive officer during 2014 and 2015. No “other compensation” was paid to the named executive officer during the periods presented. We confirm that we will make this change in future periodic filings.

4.	We note that you have a new named executive officer, Clarence Luo Xiao Yun, Vice President of Products in 2015. Please clarify why Mr. Yun was not included as a named executive officer in your Forms 10-K or 10-K/A for the fiscal year ended September 30, 2015.

RESPONSE: We inadvertently omitted Clarence Luo Xiao Yun from the executive compensation table in 2015. We confirm that we will include in future periodic filings all executive officers who make more than $100,000 annually.

Moxian, Inc. 9/F, Tower A, United Plaza, No.5022 Binhe Avenue, Futian District, Shenzhen, Guangdon Province, China 518033. Telephone: +86 (0)755-66803251

Mr. Matthew Crispino, Attorney Advisor

June 17, 2016

Certain Relationships and Related-Party Transactions, page 47

5.	In your response to prior comment three of our review of your Form 10-K filed on December 22, 2015, you “confirmed” that you would disclose in future filings the loans from your principal shareholder, Moxian China Limited, which occurred on May 31, 2015 for $709,941 and $2,680,221. We are unable to find these disclosures in your subsequent Form 10-K/A filed on February 18, 2016 or your registration statement on pages 47 and 48. Further, there appear to be other related party transactions involving Moxian China Limited disclosed on pages F-11 through F-13 of your registration statement that are not discussed in this section. Please revise your registration statement accordingly and confirm that your future periodic filings will include this disclosure.

RESPONSE: The Amended Registration Statement has been revised to include disclosure of the loans from our principal shareholder, Moxian China Limited, and to include other related party transactions involving Moxian China Limited that were disclosed in Note 5 to our unaudited financial statements. We confirm that our future periodic filings will also include this disclosure.

Recent Sales of Unregistered Securities, page II-2

6.	Please revise this section to include all unregistered sales of your securities for the past three fiscal years and provide the disclosure required under Item 701 of Regulation SK. On page II-2, your last disclosed unregistered sale occurred on June 30, 2015, which is inconsistent, for example, with pages F-13-14, F-17, and F-34-35 of your registration statement.

RESPONSE: The Amended Registration Statement has been revised to include all unregistered sales of our securities for the past three fiscal years and provide the disclosure required under Item 701 of Regulation SK to be consistent with the disclosure of such sales in the notes to our financial statements

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission.

Sincerely,

/s/ James Mengdong Tan
Name:	James Mengdong Tan
Title:	Chief Executive Officer

cc:	Mitchell Nussbaum

Loeb & Loeb LLP